# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Loar Holdings Inc., CIK 0002000178
CUSIP: 53947R105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 New King Street, White Plains, New York (NY), 10604
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001335344

## Reporting persons
- Charles Family Trust 13: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 4,043,005; sole dispositive power 0; shared dispositive power 4,043,005; aggregate amount beneficially owned 4,043,005 (4.3% of the class)
  Comment: Trust
- Dirkson R. Charles: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,185,005; shared voting power 4,185,005; sole dispositive power 4,185,005; shared dispositive power 4,185,005; aggregate amount beneficially owned 4,185,005 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Loar Holdings Inc.
Address of issuer's principal executive offices: 20 New King Street, White Plains, New York 10604

## Item 2. Person Filing
Name of person filing:
Charles Family Trust 13
Dirkson R. Charles
Address of principal business office or, if none, residence: 20 New King Street, White Plains, New York 10604
Citizenship:
Charles Family Trust 13 - Florida
Dirkson R. Charles - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,043,005 shares reported herein for Charles Family Trust 13, which represent shares beneficially owned by Mr. Charles, the trustee of Charles Family Trust 13. 4,185,005 shares reported herein for Mr. Charles, which represent the above referenced shares reported for Charles Family Trust 13, as well as 142,000 shares issuable pursuant to fully vested options.
Percent of class: 4.3% for Charles Family Trust 13, which denominator was calculated based upon the statement in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 13, 2025 (the "Quarterly Report"), that there were 93,622,471 outstanding shares of common stock of the Issuer. 4.5% for Mr. Charles, which denominator was calculated based upon the sum of such number in the Quarterly Report and 142,000 shares issuable pursuant to fully vested options.
Sole power to vote or to direct the vote:
Charles Family Trust 13 - 0 shares
Dirkson R. Charles - 4,185,005 shares
Shared power to vote or to direct the vote:
Charles Family Trust 13 - 4,043,005 shares
Dirkson R. Charles - 4,185,005 shares
Sole power to dispose or to direct the disposition:
Charles Family Trust 13 - 0 shares
Dirkson R. Charles - 4,185,005 shares
Shared power to dispose or to direct the disposition:
Charles Family Trust 13 - 4,043,005 shares
Dirkson R. Charles - 4,185,005 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Charles Family Trust 13: /s/ Dirkson R. Charles, Dirkson R. Charles, Trustee (08/13/2025)
- Dirkson R. Charles: /s/ Dirkson R. Charles, Dirkson R. Charles (08/13/2025)
Comment: Exhibit 99.1: Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on November 14, 2024).